Grupo Simec, S.A.B. de C.V.

Calzada Lázaro Cárdenas 601

Colonia La Nogalera, Guadalajara,

Jalisco, México 44440

August 19, 2015

Mr. John Cash

Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Grupo Simec, S.A.B. de C.V. Form 20-F for year ended December 31, 2014

Filed May 15, 2015, File No. 1-11176

Ladies and Gentlemen:

We are writing to respond to the comments set forth in the Commission’s staff’s comment letter dated June 23, 2015 (the “comment letter”) relating to the above-referenced annual report (the “Annual Report”) of Grupo Simec, S.A.B. de C.V. (the “Company”), originally submitted on May 15, 2015 pursuant to the Securities Act of 1933, as amended. For convenience of reference, we have reproduced below in italics the text of the comments of the Staff.

Form 20-F for the year ended December 31, 2014

Item 5. Operating and Financial Review and Prospects, page 49

Consolidated Statements of Comprehensive Income, pages 57 and 62

1.	Please more fully explain to us and clarify in your filings how you determined the amount of foreign exchange gain (loss) that you recorded during each period presented.

When preparing the financial statements for our individual subsidiaries, transactions in currencies other than our functional currency are recognized as foreign currency at the exchange rates of the date in which such operations take place. At the end of each reporting period, monetary items in foreign currencies are reconverted at the actual period end exchange rate.

The exchange rate differences are recognized in our income statement, except for:

•	Differences in exchange rates from loans denominated in foreign currency for assets under construction for productive future use, which are included in the cost of those assets when considered as an adjustment to interest costs on such loans, provided that such differences do not arise from loans between related parties which effect is eliminated in the consolidation process;

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•	Differences in exchange rates resulting from exchange rate hedging transactions; and

•	Differences in exchange rates resulting from accounts receivable or accounts payable from/to a foreign company for which payment is not planned nor possible (thus forming part of the net investment in such foreign transaction), which are initially recognized in other comprehensive income and reclassified from equity to profit or loss when the net investment is partially or totally sold.

The translation effect in the results of operations for the years ended December 31, 2014, 2013 and 2012 resulted from applying the following exchange rates to the active or passive monetary position in foreign currency:

Year ended	Exchange Rate	Change
December 31, 2014	14.7348	1.6696
December 31, 2013	13.0652	0.0772
December 31, 2012	12.9880	1.0024
December 31, 2011	13.9904

2.	Please more fully explain to us and clarify in your filings the specific facts and circumstances that resulted in material differences between your statutory tax rates and effective tax rates during each period presented.

We have implemented the practice of recognizing the benefit derived from the amortization of tax losses on the period in which such losses are actually amortized. In 2012, 2013 and 2014, we amortized tax losses which generated a benefit on income tax of approximately Ps. 761 million, Ps. 541 million and Ps. 145 million, respectively. Additionally, in 2013 a provision of Ps. 274 million was canceled due to a repeal of the deferred single business tax rate (Impuesto Empresarial a Tasa Unica diferido), which took effect starting January 2014 and was published in the Official Mexican Gazette (Diario Oficial de la Federación). All these effects caused the effective tax rate to decline significantly in 2012 and created a credit balance in 2013. In 2014 however, the effective tax rate increased significantly due to a decrease in tax losses applied.

USA Segment, pages 61 and 66

3.	We note the continued and increasingly negative operating trends associated with your USA segment during the periods presented. Please more fully address the specific facts and circumstances underlying the negative trends. Please also address: any actions you are considering to address the trends; how long you believe you can sustain current operations if the trends continue; and the potential risks and consequences to your business if the trends continue.

Our USA subsidiaries have entered into sale agreements with customers and in order comply with the terms thereof, any existing orders pursuant to those agreements need to be fulfilled even if the price of raw materials increases with time. As the existing sale agreements expire, we will evaluate new agreements and profit margins with our marketing and production departments with the goal of only entering into agreements which would result in a production of profitable products. We and our principal shareholder are committed to continue the support to our

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USA segment and we expect it to become a profitable segment again in the near future.

Item 6. Directors, Senior Management and Employees, page 73

4.	We note your disclosure on pages 73 and 77 that you currently have seven directors. We further note that in your tabular and biographical disclosure on pages 76 and 77 you only provide disclosure for five directors. Lastly, we note in your Annual Report on Form 20-F for your fiscal year ended December 31, 2013 that you similarly disclosed that you had seven directors but included tabular and biographical disclosure for only six directors. Please tell us how many directors currently sit on your board.

Our current Board of Directors is comprised of five directors. Such directors were appointed in our last Annual General Ordinary Shareholders Meeting held on April 24, 2015. The disclosure included on page 73 of our Annual Report on Form 20-F for our fiscal year ended December 31, 2014 is incorrect and it will be corrected in future filings.

Item 18. Financial Statements

4. Basis for the preparation and presentation of the financial statements, page F-10

Summary of significant accounting policies, Translation of financial statements of foreign subsidiaries, Page F-12

5.	We note your disclosure that the U.S. dollar is the functional currency of the U.S. subsidiaries except Simec 8 International, Inc., Steel Promotor, Inc. and Coadm Steel, Inc. whose functional currency is the Mexican peso. Please address the following:
•	Provide summarized information regarding the nature and magnitude of the assets, liabilities, operating results and cash flows related to these subsidiaries during the periods presented;

The abovementioned subsidiaries do not currently have operations as such entities were merged into Simec USA Corp. at the beginning of this year. These entities recorded uncollected accrued interest for the year ended December 31, 2014 and their main assets and liabilities were accounts receivable and payable to related parties denominated in Mexican pesos.

•	Explain how and why you determined the functional currency of these U.S. subsidiaries is the Mexican peso;

These three subsidiaries were previously Mexican entities and in 2014 changed their tax residence to the United States. Their main assets and liabilities included in their statement of financial position were accounts receivable and payable to related parties denominated in Mexican pesos. These entities had minimal operations after changing their tax residence to the United States and therefore we considered that the functional currency for these entities was the Mexican peso.

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•	Address the impact of this determination on your consolidated financial statements during the periods presented; and

There is no impact on our consolidated financial statements.

•	Based on the lack of similar disclosures in your 2013 Form 20-F, tell us if you changed the functional currency of these U.S. subsidiaries and, if you did, explain the significant changes in economic conditions that resulted in the change in functional currency.

As stated above, these subsidiaries changed their tax residence to the United States in 2014. In 2013, these entities operated in Mexico and were treated as Mexican subsidiaries. In 2013, there were no subsidiaries that changed their tax residence to the United States.

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The Company confirms its acknowledgment, in connection with its responses to the comment letter that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3. the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call the undersigned (+52-33-3770-6734) with any questions you may have regarding the above responses.

Very truly yours,
GRUPO SIMEC, S.A.B. de C.V.

By:	/s/ Mario Moreno Cortez
Name: Mario Moreno Cortez
Title: Coordinator of Finance